UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INCORPORATION BY REFERENCE

The statement  regarding the upcoming transition of Fiverr International Ltd. (the “Company”) business focus and management changes of the Company included in the exhibit that is attached to this Report on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-285050) and Form S-8 (File Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268, 333-277270, 333-285048 and 333-285049) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Other than as indicated above, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

On February 18, 2026, Fiverr International Ltd. (the “Company”) will hold a conference call regarding its unaudited financial results and business updates for the fourth quarter and year ended December 31, 2025.  A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Press Release of Fiverr International Ltd., dated February 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: February 18, 2026	By: /s/ Ofer Katz
Ofer Katz President and Chief Financial Officer